UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                               (Amendment No.4)

                          Amarillo Mesquite Grill, Inc.
                               (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  023014 10 3
                                (CUSIP Number)

                               December 31, 2000
               Date of Event Which Requires Filing of this Statement

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ___ Rule 13d-1(b)
         ___ Rule 13d-1(c)
          X  Rule 13d-1(d)



                                Page 1 of 5 Pages

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                                   SCHEDULE 13G

CUSIP No. 023014 10 3                                      Page 2 of 5 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Alan L. Bundy

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  /   /
                                                  (b)  / X /

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                     5) SOLE VOTING POWER
                        1,017,810 (includes vested
                        options to purchase 281,950
                        shares and 20,200 shares
                        owned by minor children)

    NUMBER OF        6) SHARED VOTING POWER
    SHARES              0
    BENEFICIALLY
    OWNED BY EACH    7) SOLE DISPOSITIVE POWER
    REPORTING           1,017,810
    PERSON WITH
                     8) SHARED DISPOSITIVE POWER
                        0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,017,810 (includes vested options to purchase 281,950 shares and 20,200 shares owned by minor children)

10)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                               /   /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%

12)  TYPE OF REPORTING PERSON

         IN

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                                                              Schedule 13G
                                                               Page 3 of 5

Item 1.

  (a)  Name of Issuer:
       Amarillo Mesquite Grill, Inc.


  (b)  Address of Issuer's Principal Executive Offices:
       302 N. Rock Road, Suite 200
       Wichita, KS  67206

Item 2.

  (a)  Name of Person Filing:
       Alan L. Bundy

  (b)  Address of Principal Business Office or, if none, Residence:
       302 N. Rock Road, Suite 200
       Wichita, KS  67206

  (c)  Citizenship:
       United States of America

  (d)  Title of Class of Securities:
       Common Stock, $0.01 Par Value

  (e)  CUSIP Number:
       023014 10 3

Item 3. If this Statement Is Filed Pursuant to ''240.13d-1(b), or 240.13d-1(b) or (c), Check Whether the Person Filing Is a

  (a)  [  ]  Broker or Dealer registered under Section 15 of the
       Act (15 U.S.C. 780).
  (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15
       U.S.C. 78c)
  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  (e)  [  ]  An Investment Adviser in accordance with '240.13d-
       1(b)(1)(ii)(E).


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                                                              Schedule 13G
                                                               Page 4 of 5

  (f) [ ] An Employee Benefit Plan, or Endowment Fund in accordance with '240.13d-1(b)(1)(ii)(F).
  (g) [ ] A Parent Holding Company or control person, in accordance with '240.13d-1(b)(ii)(G).
  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
  (j)  [  ]  Group, in accordance with '240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount Beneficially Owned:
       1,017,810 shares (includes vested options to purchase
       281,950 shares and 20,200 shares owned by minor children)

  (b)  Percent of Class:
       11.9%

  (c)  Number of shares to which such person has:

       (i) sole power to vote or to direct the vote: 1,017,810

       (ii) shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition of: 1,017,810

       (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                                              Schedule 13G
                                                               Page 5 of 5

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person: Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
         Holding Company:  Not Applicable

Item 8.  Identification and Classification of Members of the
         Group:  Not Applicable

Item 9.  Notice of Dissolution of Group:  Not Applicable

Item 10.  Certification: Not Applicable


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 18, 2001
Date

/ /Alan L. Bundy
Signature

Alan L. Bundy
Name